No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On May 8, 2019, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 13, 2019

May 8, 2019

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2019

Tokyo, May 8, 2019 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2019.

Fourth Quarter Results

Honda’s consolidated sales revenue for the fiscal fourth quarter ended March 31, 2019 increased by 3.4%, to JPY 4,049.1 billion from the same period last year, due mainly to increased sales revenue at automobile and financial services business operations. Operating profit for the quarter decreased by 66.6%, to JPY 42.3 billion from the same period last year, due mainly to the impact to Europe related to changes of the global automobile production network and capability as well as negative foreign currency effects, which was partially offset by continuing cost reduction. Profit before income taxes decreased by 41.7%, to JPY 111.1 billion from the same period last year. Loss for the period attributable to owners of the parent for the quarter totaled JPY 13.0 billion, a decrease of JPY 120.7 billion from the same period last year, due mainly to the increased Income tax expense.

Loss per share attributable to owners of the parent for the quarter amounted to JPY 7.40, a decrease of JPY 67.99 from the corresponding period last year. One Honda American Depository Share represents one common share.

Fiscal Year Results

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2019, increased by 3.4%, to JPY 15,888.6 billion from the fiscal year ended March 31, 2018, due mainly to increased sales revenue in all business operations. Operating profit decreased by 12.9%, to JPY 726.3 billion from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability as well as negative foreign currency effects, which was partially offset by continuing cost reduction and the loss related to the settlement of multidistrict class action litigation in the previous fiscal year. Profit before income taxes decreased by 12.2%, to JPY 979.3 billion from the previous fiscal year. Profit for the year attributable to owners of the parent decreased by 42.4%, to JPY 610.3 billion from the previous fiscal year, due mainly to the impacts of the enactment of the Tax Cuts and Jobs Act in the United States in the previous fiscal year.

Earnings per share attributable to owners of the parent for the year amounted to JPY 345.99, a decrease of JPY 244.80 from the previous fiscal year.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2019

Total assets increased by JPY 1,069.9 billion, to JPY 20,419.1 billion from March 31, 2018, mainly due to increased Receivables from financial services and Cash and cash equivalents as well as foreign currency translation effects. Total liabilities increased by JPY 738.2 billion, to JPY 11,853.3 billion from March 31, 2018, mainly due to increased Financial liabilities and foreign currency translation effects. Total equity increased by JPY 331.6 billion, to JPY 8,565.7 billion from March 31, 2018 due mainly to an increase in Retained earnings, despite a decrease attributable to acquisition of the Company’s own shares.

Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2019

Consolidated cash and cash equivalents on March 31, 2019 increased by JPY 237.6 billion from March 31, 2018, to JPY 2,494.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 775.9 billion of cash inflows. Cash inflows from operating activities decreased by JPY 211.6 billion compared with the previous fiscal year, due mainly to an increase in payments for parts and raw materials, which was partially offset by an increase in cash received from customers.

Net cash used in investing activities amounted to JPY 577.5 billion of cash outflows. Cash outflows from investing activities decreased by JPY 37.5 billion compared with the previous fiscal year, due mainly to an increase in proceeds from sales and redemptions of other financial assets.

Net cash provided by financing activities amounted to JPY 22.9 billion of cash inflows. Cash inflows from financing activities increased by JPY 197.2 billion compared with the previous fiscal year, due mainly to an increase in proceeds from financing liabilities, which was partially offset by an increase in repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2020

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2020, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2020

	Yen (billions)	Changes from FY2019
Sales revenue	15,700.0	-1.2%
Operating profit	770.0	+6.0%
Profit before income taxes	995.0	+1.6%
Profit for the year	730.0	+7.9%
Profit for the year attributable to owners of the parent	665.0	+9.0%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	377.94

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 110 for the full year ending March 31, 2020.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2020 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	-103.4
Cost reduction, the effect of raw material cost fluctuations, etc.	+118.0
SG&A expenses	+28.0
R&D expenses	-7.0
Currency effect	-50.0
The impact to Europe related to changes of the global automobile production network and capability*	+58.0

Operating profit compared with fiscal year ended March 31, 2019	+43.6

Share of profit of investments accounted for using the equity method	-8.8
Finance income and finance costs	-19.1

Profit before income taxes compared with fiscal year ended March 31, 2019	+15.6

* The impact to Europe related to changes of the global automobile production network and capability in FY2019 was JPY 68.0 billion and the forecast for the FY2020 is JPY 10.0 billion.

Dividend per Share of Common Stock

Fiscal fourth quarter dividend is JPY 28 per share of common stock. The total annual dividend per share of common stock for the fiscal year ending March 31, 2019, is JPY 111 per share.

The Company expects to distribute quarterly cash dividends of JPY 28 per share for each quarter for the fiscal year ending March 31, 2020. As a result, total cash dividends for the fiscal year ending March 31, 2020 are expected to be JPY 112 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

[1] Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2018	Mar. 31, 2019
Assets
Current assets:
Cash and cash equivalents	2,256,488	2,494,121
Trade receivables	800,463	793,245
Receivables from financial services	1,840,699	1,951,633
Other financial assets	213,177	163,274
Inventories	1,523,455	1,586,787
Other current assets	291,006	358,234

Total current assets	6,925,288	7,347,294

Non-current assets:
Investments accounted for using the equity method	679,517	713,039
Receivables from financial services	3,117,364	3,453,617
Other financial assets	436,555	417,149
Equipment on operating leases	4,088,133	4,448,849
Property, plant and equipment	3,062,433	2,981,840
Intangible assets	741,514	744,368
Deferred tax assets	129,338	150,318
Other non-current assets	169,022	162,648

Total non-current assets	12,423,876	13,071,828

Total assets	19,349,164	20,419,122

Liabilities and Equity
Current liabilities:
Trade payables	1,224,627	1,184,882
Financing liabilities	2,917,261	3,188,782
Accrued expenses	404,719	476,300
Other financial liabilities	115,405	132,910
Income taxes payable	53,595	49,726
Provisions	305,994	348,763
Other current liabilities	602,498	599,761

Total current liabilities	5,624,099	5,981,124

Non-current liabilities:
Financing liabilities	3,881,749	4,142,338
Other financial liabilities	60,005	63,689
Retirement benefit liabilities	404,401	398,803
Provisions	220,625	220,745
Deferred tax liabilities	629,722	727,411
Other non-current liabilities	294,468	319,222

Total non-current liabilities	5,490,970	5,872,208

Total liabilities	11,115,069	11,853,332

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,460
Treasury stock	(113,271)	(177,827)
Retained earnings	7,611,332	7,973,637
Other components of equity	178,292	214,383

Equity attributable to owners of the parent	7,933,538	8,267,720
Non-controlling interests	300,557	298,070

Total equity	8,234,095	8,565,790

Total liabilities and equity	19,349,164	20,419,122

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2018 and 2019

	Yen (millions)
	Three months ended Mar. 31, 2018	Three months ended Mar. 31, 2019
Sales revenue	3,914,728	4,049,117
Operating costs and expenses:
Cost of sales	(3,073,933)	(3,255,441)
Selling, general and administrative	(494,956)	(519,892)
Research and development	(219,013)	(231,419)

Total operating costs and expenses	(3,787,902)	(4,006,752)

Operating profit (loss)	126,826	42,365

Share of profit of investments accounted for using the equity method	57,920	59,196
Finance income and finance costs:
Interest income	10,997	12,446
Interest expense	(3,677)	(3,152)
Other, net	(1,618)	269

Total finance income and finance costs	5,702	9,563

Profit (loss) before income taxes	190,448	111,124
Income tax expense	(68,730)	(115,653)

Profit (loss) for the period	121,718	(4,529)

Profit (loss) for the period attributable to:
Owners of the parent	107,745	(13,023)
Non-controlling interests	13,973	8,494

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	60.59	(7.40)

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2018 and 2019

	Yen (millions)
	Three months ended Mar. 31, 2018	Three months ended Mar. 31, 2019
Profit (loss) for the period	121,718	(4,529)
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	37,554	(23,745)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(9,129)	1,651
Share of other comprehensive income of investments accounted for using the equity method	(664)	186
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	108
Exchange differences on translating foreign operations	(308,991)	65,751
Share of other comprehensive income of investments accounted for using the equity method	(8,413)	5,071

Total other comprehensive income, net of tax	(289,643)	49,022

Comprehensive income for the period	(167,925)	44,493

Comprehensive income for the period attributable to:
Owners of the parent	(173,095)	30,907
Non-controlling interests	5,170	13,586

Consolidated Statements of Income

For the years ended March 31, 2018 and 2019

	Yen (millions)
	Year ended Mar. 31, 2018	Year ended Mar. 31, 2019
Sales revenue	15,361,146	15,888,617
Operating costs and expenses:
Cost of sales	(12,000,581)	(12,580,949)
Selling, general and administrative	(1,775,151)	(1,774,393)
Research and development	(751,856)	(806,905)

Total operating costs and expenses	(14,527,588)	(15,162,247)

Operating profit	833,558	726,370

Share of profit of investments accounted for using the equity method	247,643	228,827
Finance income and finance costs:
Interest income	41,191	48,618
Interest expense	(12,970)	(13,217)
Other, net	5,551	(11,223)

Total finance income and finance costs	33,772	24,178

Profit before income taxes	1,114,973	979,375
Income tax expense	13,666	(303,089)

Profit for the year	1,128,639	676,286

Profit for the year attributable to:
Owners of the parent	1,059,337	610,316
Non-controlling interests	69,302	65,970

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	590.79	345.99

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2018 and 2019

	Yen (millions)
	Year ended Mar. 31, 2018	Year ended Mar. 31, 2019
Profit for the year	1,128,639	676,286
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	13,344	(23,745)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	19,288	(24,046)
Share of other comprehensive income of investments accounted for using the equity method	1,688	(2,837)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	228
Exchange differences on translating foreign operations	(204,184)	95,568
Share of other comprehensive income of investments accounted for using the equity method	10,620	(18,847)

Total other comprehensive income, net of tax	(159,244)	26,321

Comprehensive income for the year	969,395	702,607

Comprehensive income for the year attributable to:
Owners of the parent	899,545	637,609
Non-controlling interests	69,850	64,998

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the year
Profit for the year				1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year				1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock			(87,083)			(87,083)		(87,083)
Disposal of treasury stock			1			1		1
Total transactions with owners and other			(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of March 31, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095

Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year				610,316		610,316	65,970	676,286
Other comprehensive income, net of tax					27,293	27,293	(972)	26,321

Total comprehensive income for the year				610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock			(64,557)			(64,557)		(64,557)
Disposal of treasury stock			1			1		1
Share-based payment transactions		342				342		342

Total transactions with owners and other		342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes				(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2018	Year ended Mar. 31, 2019
Cash flows from operating activities:
Profit before income taxes	1,114,973	979,375
Depreciation, amortization and impairment losses excluding equipment on operating leases	713,093	721,695
Share of profit of investments accounted for using the equity method	(247,643)	(228,827)
Finance income and finance costs, net	13,218	(88,608)
Interest income and interest costs from financial services, net	(127,529)	(124,076)
Changes in assets and liabilities
Trade receivables	(41,778)	9,344
Inventories	(202,916)	(60,906)
Trade payables	69,429	(11,816)
Accrued expenses	(2,700)	25,372
Provisions and retirement benefit liabilities	(28,945)	(1,590)
Receivables from financial services	(174,438)	(260,704)
Equipment on operating leases	(158,337)	(230,311)
Other assets and liabilities	11,602	11,045
Other, net	9,314	3,706
Dividends received	161,106	175,244
Interest received	245,095	270,776
Interest paid	(115,317)	(150,162)
Income taxes paid, net of refunds	(250,556)	(263,569)

Net cash provided by (used in) operating activities	987,671	775,988
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(415,563)	(420,768)
Payments for additions to and internally developed intangible assets	(156,927)	(187,039)
Proceeds from sales of property, plant and equipment and intangible assets	15,042	20,765
Payments for acquisitions of investments accounted for using the equity method	(2,450)	(2,401)
Payments for acquisitions of other financial assets	(280,236)	(506,431)
Proceeds from sales and redemptions of other financial assets	224,302	515,670
Other, net	719	2,649

Net cash provided by (used in) investing activities	(615,113)	(577,555)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,106,505	8,435,249
Repayments of short-term financing liabilities	(8,004,620)	(8,213,698)
Proceeds from long-term financing liabilities	1,689,596	1,900,257
Repayments of long-term financing liabilities	(1,609,554)	(1,726,097)
Dividends paid to owners of the parent	(174,221)	(194,271)
Dividends paid to non-controlling interests	(48,332)	(66,872)
Purchases and sales of treasury stock, net	(87,082)	(64,556)
Other, net	(46,626)	(47,088)

Net cash provided by (used in) financing activities	(174,334)	22,924
Effect of exchange rate changes on cash and cash equivalents	(47,712)	16,276

Net change in cash and cash equivalents	150,512	237,633
Cash and cash equivalents at beginning of year	2,105,976	2,256,488

Cash and cash equivalents at end of year	2,256,488	2,494,121

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

(a) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) prior to the year ended March 31, 2018 and has adopted IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment of financial assets. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	69,829	(14,376)	55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of JPY 4,599 million as of April 1, 2018, which is on receivables from financial services.

(b) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 ”Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS15, if it is deemed material, while such sales revenue was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

The impacts of adopting IFRS 15 on Honda’s consolidated financial statements as of and for the year ended and the three months ended March 31, 2019 are as follows:

(Consolidated Statements of Financial Position)

As of March 31, 2019

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	2,494,121	—	2,494,121
Trade receivables	796,199	(2,954)	793,245
Receivables from financial services	1,951,633	—	1,951,633
Other financial assets	163,274	—	163,274
Inventories	1,586,787	—	1,586,787
Other current assets	357,428	806	358,234

Total current assets	7,349,442	(2,148)	7,347,294

Non-current assets:
Investments accounted for using the equity method	713,026	13	713,039
Receivables from financial services	3,453,617	—	3,453,617
Other financial assets	417,149	—	417,149
Equipment on operating leases	4,448,849	—	4,448,849
Property, plant and equipment	2,981,840	—	2,981,840
Intangible assets	744,368	—	744,368
Deferred tax assets	149,800	518	150,318
Other non-current assets	161,842	806	162,648

Total non-current assets	13,070,491	1,337	13,071,828

Total assets	20,419,933	(811)	20,419,122

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	1,184,882	—	1,184,882
Financing liabilities	3,188,782	—	3,188,782
Accrued expenses	423,908	52,392	476,300
Other financial liabilities	132,910	—	132,910
Income taxes payable	49,726	—	49,726
Provisions	352,642	(3,879)	348,763
Other current liabilities	584,294	15,467	599,761

Total current liabilities	5,917,144	63,980	5,981,124

Non-current liabilities:
Financing liabilities	4,142,338	—	4,142,338
Other financial liabilities	63,689	—	63,689
Retirement benefit liabilities	398,803	—	398,803
Provisions	221,694	(949)	220,745
Deferred tax liabilities	742,937	(15,526)	727,411
Other non-current liabilities	318,334	888	319,222

Total non-current liabilities	5,887,795	(15,587)	5,872,208

Total liabilities	11,804,939	48,393	11,853,332

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,460	—	171,460
Treasury stock	(177,827)	—	(177,827)
Retained earnings	8,021,584	(47,947)	7,973,637
Other components of equity	215,285	(902)	214,383

Equity attributable to owners of the parent	8,316,569	(48,849)	8,267,720
Non-controlling interests	298,425	(355)	298,070

Total equity	8,614,994	(49,204)	8,565,790

Total liabilities and equity	20,419,933	(811)	20,419,122

(Consolidated Statements of Income)

For the three months ended March 31, 2019

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	4,043,712	5,405	4,049,117
Operating costs and expenses:
Cost of sales	(3,255,047)	(394)	(3,255,441)
Selling, general and administrative	(521,324)	1,432	(519,892)
Research and development	(231,419)	—	(231,419)

Total operating costs and expenses	(4,007,790)	1,038	(4,006,752)

Operating profit	35,922	6,443	42,365

Share of profit of investments accounted for using the equity method	59,195	1	59,196
Finance income and finance costs:
Interest income	12,446	—	12,446
Interest expense	(3,152)	—	(3,152)
Other, net	269	—	269

Total finance income and finance costs	9,563	—	9,563

Profit before income taxes	104,680	6,444	111,124
Income tax expense	(114,042)	(1,611)	(115,653)

Profit (loss) for the period	(9,362)	4,833	(4,529)

Profit (loss) for the period attributable to:
Owners of the parent	(17,985)	4,962	(13,023)
Non-controlling interests	8,623	(129)	8,494
For the year ended March 31, 2019
	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	15,894,946	(6,329)	15,888,617
Operating costs and expenses:
Cost of sales	(12,582,518)	1,569	(12,580,949)
Selling, general and administrative	(1,776,438)	2,045	(1,774,393)
Research and development	(806,905)	—	(806,905)

Total operating costs and expenses	(15,165,861)	3,614	(15,162,247)

Operating profit	729,085	(2,715)	726,370

Share of profit of investments accounted for using the equity method	228,824	3	228,827
Finance income and finance costs:
Interest income	48,618	—	48,618
Interest expense	(13,217)	—	(13,217)
Other, net	(11,223)	—	(11,223)

Total finance income and finance costs	24,178	—	24,178

Profit before income taxes	982,087	(2,712)	979,375
Income tax expense	(303,745)	656	(303,089)

Profit for the year	678,342	(2,056)	676,286

Profit for the year attributable to:
Owners of the parent	611,621	(1,305)	610,316
Non-controlling interests	66,721	(751)	65,970

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

* Power product business has been renamed Life creation business from April 1, 2019.

Honda will expand the concept of our Power product business and continue pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

1. Segment information based on products and services

For the three months ended March 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	520,946	2,765,043	527,444	101,295	3,914,728	—	3,914,728
Intersegment	—	61,099	3,438	5,472	70,009	(70,009)	—

Total	520,946	2,826,142	530,882	106,767	3,984,737	(70,009)	3,914,728

Segment profit (loss)	54,830	26,776	48,251	(3,031)	126,826	—	126,826

For the three months ended March 31, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	489,415	2,843,998	619,070	96,634	4,049,117	—	4,049,117
Intersegment	—	68,855	3,485	6,426	78,766	(78,766)	—

Total	489,415	2,912,853	622,555	103,060	4,127,883	(78,766)	4,049,117

Segment profit (loss)	44,931	(53,040)	59,199	(8,725)	42,365	—	42,365

As of and for the year ended March 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,038,712	10,852,171	2,123,194	347,069	15,361,146	—	15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—

Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	267,015	373,840	196,067	(3,364)	833,558	—	833,558

Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634
As of and for the year ended March 31, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,100,155	11,072,117	2,365,355	350,990	15,888,617	—	15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—

Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	291,642	209,694	235,945	(10,911)	726,370	—	726,370

Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Unallocated corporate assets, included in reconciling items, amounted to JPY 519,780 million as of March 31, 2018 and JPY 682,842 million as of March 31, 2019 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	627,293	2,007,361	207,314	855,184	217,576	3,914,728	—	3,914,728
Inter-geographic areas	612,056	141,328	70,071	182,908	1,323	1,007,686	(1,007,686)	—

Total	1,239,349	2,148,689	277,385	1,038,092	218,899	4,922,414	(1,007,686)	3,914,728

Operating profit (loss)	(32,219)	71,484	4,080	83,335	9,349	136,029	(9,203)	126,826

For the three months ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	643,905	2,207,263	190,071	819,335	188,543	4,049,117	—	4,049,117
Inter-geographic areas	562,434	121,873	70,515	177,751	1,408	933,981	(933,981)	—

Total	1,206,339	2,329,136	260,586	997,086	189,951	4,983,098	(933,981)	4,049,117

Operating profit (loss)	(85,486)	85,911	(15,202)	60,949	(10,129)	36,043	6,322	42,365

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,240,033	8,067,455	680,497	3,541,680	831,481	15,361,146	—	15,361,146
Inter-geographic areas	2,240,651	517,150	236,717	679,340	6,043	3,679,901	(3,679,901)	—

Total	4,480,684	8,584,605	917,214	4,221,020	837,524	19,041,047	(3,679,901)	15,361,146

Operating profit (loss)	86,916	278,476	15,837	402,620	43,831	827,680	5,878	833,558

Assets	4,405,523	10,651,191	727,045	2,942,053	659,781	19,385,593	(36,429)	19,349,164
Non-current assets other than financial instruments and deferred tax assets	2,580,515	4,530,019	105,649	683,006	161,913	8,061,102	—	8,061,102

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,394,584	8,526,733	652,335	3,557,338	757,627	15,888,617	—	15,888,617
Inter-geographic areas	2,453,729	497,231	275,089	714,901	6,826	3,947,776	(3,947,776)	—

Total	4,848,313	9,023,964	927,424	4,272,239	764,453	19,836,393	(3,947,776)	15,888,617

Operating profit (loss)	10	299,750	(6,620)	404,220	22,616	719,976	6,394	726,370

Assets	4,546,640	11,418,194	694,606	3,024,357	621,259	20,305,056	114,066	20,419,122
Non-current assets other than financial instruments and deferred tax assets	2,695,603	4,740,675	65,500	691,211	144,716	8,337,705	—	8,337,705

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Unallocated corporate assets, included in reconciling items, amounted to JPY 519,780 million as of March 31, 2018 and JPY 682,842 million as of March 31, 2019 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2018 and 2019 are calculated based on the following information.

	2018	2019
Equity attributable to owners of the parent (millions of yen)	7,933,538	8,267,720
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	1,778,277,815	1,759,561,385
Equity per share attributable to owners of the parent (yen)	4,461.36	4,698.74

Earnings per share attributable to owners of the parent for the years ended March 31, 2018 and 2019 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the years ended March 31, 2018 and 2019.

	2018	2019
Profit for the year attributable to owners of the parent (millions of yen)	1,059,337	610,316
Weighted average number of common shares outstanding, basic (shares)	1,793,088,970	1,763,983,221
Basic earnings per share attributable to owners of the parent (yen)	590.79	345.99

[D] Significant Subsequent Event

None

[E] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures were filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018 (U.S. local time).

For the class action lawsuits and civil lawsuits other that the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2. Reversal of impairment loss on investments accounted for using the equity method

For the fiscal year ended March 31, 2018, the Company recognized reversal of impairment losses of JPY 15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statement of income. For the fiscal year ended March 31, 2019, the Company did not recognize any significant reversal of impairment losses.

3. Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the last fiscal year ending March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company had recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the fiscal year ended March 31, 2018.

4. Impact to Europe related to changes of the global automobile production network and capability

In February 2019, the Company announced making changes throughout the global automobile production network based on the direction to “optimize production allocation and production capacity on a global basis”. As a part of the changes, the Company announced mainly to begin consultation with associates in the direction toward discontinuing automobile production at its certain subsidiaries in Europe in 2021.

The Company and its certain subsidiaries recognized JPY 68,092 million of the loss including the impairment loss of property, plant and equipment, employee benefits and other expense. Of the total loss and expense, JPY 56,590 million is included in cost of sales and JPY 11,502 million is included in selling, general and administrative in the consolidated statements of income for the year ended March 31, 2019.